Exhibit 4.54
English Translation for Reference
POWER OF ATTORNEY
I, Huang Hua, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: 110108196204292252, am a shareholder of Taiyuan Primalights III Agriculture Development Co., Ltd. (hereinafter referred to as “P3A”), holding 40% equity interest of P3A. I hereby irrevocably authorize Mr. ZHIXIN XUE to exercise the following rights within the term of this Power of Attorney:
I authorize Mr. ZHIXIN XUE (Chinese ID card number: 140102621023081) to represent me with full power to exercise any shareholder’s rights, including voting rights, to which I shall be entitled under the laws of China and the Articles of Association of P3A at shareholders’ meetings of P3A, including but without limited to execute legal documents in relation to the sale or transfer of all or part of my equity interest in P3A, and to act as my authorized representative at shareholders’ meetings of P3A to designate and appoint a general manager of P3A.
The above authorization and designation are conditional upon Mr. ZHIXIN XUE being a citizen of China and Aero Biotech Science & Technology Co., Ltd. (hereinafter referred to as “Agria China”) granting its consent to the above authorization and designation. Once Agria China notifies me of the termination of the above authorization and designation, I will immediately withdraw the authorization and designation made herein, and will designate/authorize any other personnel nominated by Agria China to exercise all my shareholder’s rights, including voting rights, to which I shall be entitled at shareholders’ meetings of P3A.
During the validly existing period of P3A, except for the early termination of the Exclusive Call Option Contract jointly signed by me, Agria China and P3A for any reasons, this Power of Attorney shall remain effective throughout the operating period of P3A from the date hereof.

/s/ Huang Hua

June 30, 2008